FRANCISCO GODOY IBARRA

Parque de Málaga 39,
Huixquilucan, Estado de México
Tel:(52)1 5566779924
E-mail: pacogodoy@gmail.com

Education:	**NEW YORK UNIVERSITY**	New York, NY

Leonard N. Stern School of Business
Master of Business Administration, May 2009
Specialization in Finance

	INSTITUTO TECNOLOGICO AUTONOMO DE MEXICO	Mexico City, Mexico

Bachelor of Science, Actuarial Science, December 1998

WORK EXPERIENCE

FINANCIERA NACIONAL DEL DESARROLLO AGROPECUARIO, RURAL, FORESTAL Y PESQUERO, MINISTRY OF FINANCE — Mexico City, Mexico

Jan19-actual **Treasurer**

- Head of Investments for an MXN 10,000MM portfolio with 8.61% return on 2019.
- Manager of two teams: Operations -for investments, funding and liquidity management, and Control - back office; comprised of 4 people each.
- Advisor for the Assets and Liabilities committee
- Implementation of the hedging program for agricultural commodities
- Design of new products/processes, among those: methodology for disposal of troubled assets, analysis and update of credit transfer rates and a certificates program for issuance by FND.

EDGEWATER MARKETS, LLC

Jul18-Dec18 **New Business Director**

- Spearheaded the sales effort for distribution of a white-label trading system for spot FX in G10 and EM currencies in Mexico and Central America.
- Developed and analyzed new business initiatives: launching of an electronic bond brokerage platform (approved by CNBV) and secured-lending platform under a fintech approach.

CITIBANAMEX — Mexico City,Mexico

Dec15-Dec17 **Investor Sales Mexico Vice President**

- Developed financial institutions business in Mexico for local and international products, including structured solutions, loans and local bonds.
- Established new cash relationships with clients including banks, mutual funds, insurance companies and Afores.
- Coordinated a team of professionals including legal, structuring and back/office for trading structured products, LatAm loans (launched the product) and MXN-bond collateral initiatives.
- Executed swap portfolio stepping-ins for DB with local clients

BNP PARIBAS — New York, NY

Jul09-Nov15 **LatAm Sales Vice President**

- Developed Fixed Income business with Institutional Investors including Banks, Asset Managers, Supranational Financial Institutions and Private Banks in the U.S. and Latin America
- Structured and priced FX, Debt and Credit products and derivatives
- Produced a daily research report with information on markets and strategies
- Negotiated ISDA/GMRA/CSA contracts with clients.

- Participated in the R&D of index-based Total Return Swaps, inflation-linked structures and corporate hedging schemes.

WILLIS TOWERS WATSON (formerly WATSON WYATT)   Mexico City, Mexico

Jan03-Jun07   **Manager Consultant**

- Built client relationships with top multinational firms established in Mexico to understand breadth of pension fund investment needs and to identify future work opportunities
- Increased sales by more than 100% while implementing liability-driven investment solutions
- Persuaded clients to increase the allocation to equities in their portfolios, from averages of 20% to 35% since 2003
- Managed team of two consultants and three analysts in the research, creation and delivery of consulting services for more than 25 clients totaling more than US $5 billion dollars of assets under management

Aug99-Dec02   **Senior Analyst**
- Analyzed pension plan cash flows, constructed asset and liability models to advise clients on asset allocation issues and assessed the impact on company financials
- Researched financial and economic variables for discussing long-term asset allocation with clients

Additional:
- Former member of the HSBC Mexico and the Bachoco Pension Fund Committees
- Interests include travelling, golf, cycling, basketball and reading.
- Figura 3 AMIB.